File No. 070-08779

   AEP ENERGY SERVICES, INC.
QUARTERLY REPORT PER REQUIREMENTS OF
HOLDING COMPANY ACT RELEASE NO. 35-27062
FOR THE QUARTER ENDED JUNE 30, 2003

AEP Energy Services, Inc. did not form any new Canadian subsidiaries during the quarter ended June 30, 2003.

The other information required to be reported under HCAR No. 35-27062 is included in the Form U9C3 report of AEP Energy Services, Inc. for the quarter ended June 30, 2003.